

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

<u>Via E-mail</u>
Yasmeen Savji, President
Quorum Corp.
KSC House
Mama Ngina Street 11th Floor
P.O. Box 30251-00100
Nairobi, Kenya

> **Re: Quorum Corp.**
> **Registration Statement on Form S-1**
> **Filed September 12, 2012**
> **File No. 333-183870**

Dear Ms. Savji:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note that your document does not include a report of an independent registered public accounting firm which meets the requirements set forth in Rule 2-02 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant

cc: <u>Via E-mail</u>
Michael J. Morrison, Esq.